File No. 70-10171



                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                               Amendment No. 1 to
                             Application on Form U-1
                                      Under
                 The Public Utility Holding Company Act of 1935
                    ----------------------------------------

                                     E.ON AG
                          Hibernia Industriewerte GmbH
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ----------------------------------------

                                     E.ON AG
                    (Name of top registered holding company)
                    ----------------------------------------

                               Karl-Heinz Feldmann
                      Vice President General Legal Affairs
                                     E.ON AG
                                  E.ON-Platz 1
                                40479 Dusseldorf
                                     Germany
                         Telephone: 011-49-211-4579-388
                         Facsimile: 011-49-211-4579-610


                   (Names and addresses of agents for service)



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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

                                 Tia S. Barancik
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                            Telephone: (212) 424-8455
                            Facsimile: (212) 424-8500

                              Markian M. W. Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8212
                            Facsimile: (202) 986-8102


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                           AMENDMENT NO. 1 TO FORM U-1
                                APPLICATION UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

On September 23, 2003, E.ON AG filed an Application on Form U-1 under File No. 70-10171. This Amendment No. 1 to the Application amends and restates Items 1 and 6 of the Application previously filed.

Item 1. Description of Proposed Transaction

A.   Introduction

          By order dated June 14, 2002, (Holding Co. Act Release No. 27539) ("June Order"), the Commission authorized E.ON AG ("E.ON"), to acquire Powergen plc, a registered holding company. E.ON registered as a holding company under the Public Utility Holding Company Act of 1935 (the "Act") subsequent to the acquisition. The June Order also authorized E.ON and its subsidiaries to issue and sell securities and further authorized E.ON to establish three money pools for purposes of facilitating the financing of the E.ON group. Specifically, E.ON was authorized to organize: (1) a Utility Money Pool to include E.ON's public utility subsidiary companies, Louisville Gas and Electric Company and Kentucky Utilities Company as borrowers and lenders to the pool, and certain other companies as lenders only; (2) a U.S. Nonutility Money Pool to include the nonutility subsidiaries of LG&E Energy Corp. ("LG&E Energy"), as borrowers and lenders to the pool, and certain other companies as lenders only, and; (3) the E.ON Nonutility Money Pool to include all the companies in the E.ON registered holding company system (the "E.ON Group") as borrowers and lenders to the pool, except E.ON, the registered holding company subsidiaries of E.ON, and LG&E Energy and its subsidiaries. E.ON and its registered holding company subsidiaries could, however, lend funds to the E.ON Nonutility Money Pool.

          In this application, E.ON requests a modification to the terms of the E.ON Nonutility Money Pool. Under the June Order, "The E.ON Nonutility Money Pool would be administered by E.ON at no charge or by E.ON NA or its special purpose subsidiary at cost. The interest rate charged by the pool would be set according to the Market Rate Method and surplus funds would be invested in the same manner proposed for the Utility Money Pool. The interest rate paid on deposits to the E.ON Nonutility Money Pool will be a weighted average of the rates


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charged borrowers and the money pool investment rate."/1 E.ON proposes that the
E.ON Nonutility Money Pool would be administered by Hibernia Industriewerte GmbH ("Hibernia"), a wholly-owned E.ON subsidiary that is currently used to provide financing to E.ON Group companies. In addition, E.ON proposes that the interest rate paid on deposits to the pool would be set at market rates. Accordingly, funds borrowed from the pool would accrue interest charges at rates set according to the Market Rate Method/2 and funds deposited in the pool would earn interest at market rates.

B.   Description of Proposed Transactions

          The E.ON Nonutility Money Pool would operate as follows. Many of E.ON's major direct and indirect non-utility subsidiaries would operate a cash management system to manage cash efficiently with their respective direct and indirect subsidiaries ("Subgroups"). Such arrangements would involve loans of the temporary cash surpluses of Subgroup members to the Subgroup parent and borrowings by Subgroup members that have temporary cash deficits, all on a daily basis./3 To the extent the Subgroup parent has a net surplus or net cash deficit for the Subgroup in the aggregate, the Subgroup parent would deposit funds with, or borrow funds from the E.ON Nonutility Money Pool by making a deposit with, or borrowing from, Hibernia. Any E.ON subsidiary that is not part of a Subgroup could deposit funds with or borrow funds from the E.ON Nonutility Money Pool directly, as necessary.

          Hibernia is an internal financing subsidiary that borrows from and lends to E.ON group companies./4 Hibernia's assets, at December 31, 2002, of approximately Euro 9.5 billion

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     1 June Order at 83.

     2 In determining a lending rate under the Market Rate Method, Hibernia would review the nature of each borrowing subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions, all in the context of information from third parties such as banks that would indicate the prevailing market rates for similar businesses. Information on the range of rates used by one or more banks for loans to similar businesses would serve as an index against which an appropriate market rate could be determined. This analysis is referred to as the Market Rate Method and would be provided to the Commission upon request. June Order at 109.

     3 Subgroup arrangements were authorized by the June Order at 81, n. 101.

     4 The June Order at 35 and A-7 notes that Hibernia acts as managing partner for Hibernia Industriewerte GmbH & Co. KG, Humboldt-Verwaltungsgebaude Mulheim ("Hibernia Industriewerte"). This company holds an office building leased to Stinnes AG, a former E.ON subsidiary. The June Order requires E.ON to divest Hibernia Industriewerte within five years of the date of the completion of the Powergen acquisition. Hibernia also holds an interest in E.ON Academy GmbH, an E.ON subsidiary engaged in providing educational training services, principally to E.ON employees. Hibernia's income from this interest is minimal (approximately Euro 50,000 per year).


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consist of long and short-term loans that it has made to associate companies in the E.ON Group. Its liabilities consist of an approximately equivalent amount of debt owed to associate companies. These associate company loans to Hibernia were funded to a large degree by the proceeds of various asset divestitures conducted by the E.ON Group as it has restructured into a more focused energy and utility group. Hibernia has no external credit facilities other than the bank credit facility incorporated into the sweep account described below. To the extent it needs additional funding Hibernia will obtain funds from E.ON. It is not expected that Hibernia would raise funds by offering securities to the public or entering into bank credit facilities. Although Hibernia functions as an internal source of credit for the E.ON Group it is not a bank in the traditional sense because it does not accept deposits from or make loans to unaffiliated entities.

          Deposits into and loans from the pool would be handled in two ways. First, when a pool participant expects to have a temporary cash surplus or deficit, it may make arrangements with Hibernia in advance to lend funds to, or borrow from, Hibernia. Hibernia would borrow from or lend to the pool participants at market rates in connection with these expected surpluses or deficits.

          Second, a pool participant may have an unexpected cash surplus or deficit. Unexpected deposits into the pool or loans would typically be handled automatically through cash sweeping arrangements. In connection with agreeing to participate in the pool, each participant would agree that Hibernia could sweep the surplus cash in the designated bank accounts of each participant on a daily basis into a central pool account maintained at a bank and supervised by Hibernia. Likewise unexpected deficits in the pool participants' individual bank accounts would be covered by the sweeping arrangement, like checking account overdraft protection. The sweep account would earn interest on its positive balance and bear interest charges to the extent of any negative account balance, in each case at market rates.

          By managing cash balances to accommodate both the expected and unexpected cash flows, Hibernia is able to maximize the return on surplus cash and minimize the cost of cash deficits for the E.ON Nonutility Money Pool. Expected cash surpluses held by Hibernia could be invested in: (i) obligations issued or guaranteed by a European or the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (ii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iii) commercial


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paper rated not less than A-1 by S&P or P-1 by Moody's, or their equivalent by a nationally recognized rating agency; (iv) money market funds; (v) bank deposits and certificates of deposit; (vi) Eurodollar funds; and (vii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder. Hibernia also could lend its funds, including funds borrowed from E.ON or other E.ON Group companies, to E.ON Group companies as provided in the June Order./5 Expected cash deficits among the pool participants could be covered by a loan from Hibernia to the E.ON Group pool participant company experiencing the cash deficit. Unexpected cash surpluses or deficits can be managed, as described above, through a cash sweeping arrangement with a bank. Because sweep account deposits or loans are for relatively small amounts and, due to the lack of advance notice, there is a limited opportunity for the bank to invest such funds or to fund borrowings, the returns on a sweep account are relatively low and the borrowing cost is relatively high.

          In recognition of these differences, Hibernia would compensate for balances and charge money pool participants for loans at market rates in two-steps. In the first step, expected deposits or cash surpluses made by pool participants would earn interest at market rates that are higher than the rate earned on sweep account deposits. These market rates are indicative of the better returns associated with the investments listed above that are possible with advance notice. Expected loans would, similarly, bear interest at a rate that is lower than the loan rate that the bank would charge on the sweep account./6

          In the second step, after receiving the monthly bank statement, Hibernia would allocate the interest earned on the sweep account balances or the interest charges in connection with sweep account borrowings to each pool participant pro rata, based on each pool participant's daily balance and the interest rate paid or charged by the bank. Allocations to the pool

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     5 The June Order at 71-72 provides that the E.ON Group companies (other than the LG&E Energy Group companies) may finance the to-be-divested subsidiaries and E.ON's nonutility subsidiaries that are not now or hereafter held as part of a FUCO or the LG&E Energy Group, and these companies may finance one another, through capital contributions, loans, guarantees, equity purchases and other methods. Such financings may be at market rates where required by German law or regulation and, where not so required, would be at the lending company's cost of capital.

     6 For example, under current market rates, Hibernia would pay interest on a loan from an E.ON Group company at a rate of LIBOR minus 3 basis points, while the bank would pay interest on sweep account balances of LIBOR minus 40 basis points. An E.ON Group company would pay, on average under the Market Rate Method, an interest rate of LIBOR plus 20 basis points to borrow from Hibernia, while the interest rate charged by the bank on a loan made through the sweep account would cost LIBOR plus 45 basis points. As the market moves, these rates would be expected to change.


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participants would reflect any bank charges associated with maintaining the account, but would not reflect any costs related to Hibernia's administration of the pool./7

          Participants would establish their participation in the pool by executing the E.ON Nonutility Money Pool Agreement, the form of which is included as Exhibit A to this application. No participant would be required to borrow from the pool if it determines that more favorable terms are available in an alternative financing transaction such as the issuance of commercial paper. Transactions in the money pool would be evidenced by confirmation statements sent by Hibernia to each participant on a monthly basis indicating activity in the pool account.

C.   Analysis

          The payment of market interest rates on money pool deposits is fair to a depositor because it provides the depositor with an arm's-length interest rate that is better or equivalent to what it could earn in separate bank account. In addition, the payment of market interest rates avoids transfer pricing issues that arise in loans between affiliated companies when transactions are not priced at market rates.

          The transfer pricing issues were described in E.ON's application in SEC File No. 70-9985, which formed the basis in part for the June Order. E.ON's application explained that in transactions between German companies and their foreign subsidiaries, German tax law assumes market rate financing between companies in the same corporate group because market rate pricing assures that intercompany loans will not be used to transfer profits from one related entity to another (including, to transfer profits to entities based outside Germany in jurisdictions with lower tax rates)./8 The E.ON Nonutility Money Pool results in intercompany loans from the pool participants to Hibernia that should be priced at market rates to avoid violations of the transfer pricing and affiliate transactions rules.

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     7 Hibernia would receive financial management services from E.ON employees in connection with managing the pool and conducting Hibernia's other functions as an E.ON Group financing entity. These services would be provided at no charge unless a Commission exemption from the restrictions of Section 13(a) is obtained.

     8 Section 1 of the German Foreign Tax Law provides: "If the income of a taxpayer resulting from his transaction with the related party is reduced because the taxpayer has, in the transaction with the foreign related party, agreed on terms and conditions which deviate from those which unrelated third parties would have agreed to upon under the same or similar circumstances, then the taxpayer's income shall, not withstanding other provisions, be so determined as if such income would have been earned under terms and conditions agreed upon between unrelated parties."


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          German corporations also are required by corporate law to conduct affiliate transactions on an arm's-length basis. German corporate law requires all joint stock companies to provide a dependency statement that addresses affiliate relationships in their annual financial reports. The dependency statement almost always concludes that all transactions with affiliated companies have been conducted on an arm's length basis and not to the reporting company's disadvantage because a failure to follow arm's length terms could subject the company to a shareholder suit.

          German joint stock company law sets additional specific requirements for the conduct of business between group companies. Any disadvantageous influence of the parent company on its subsidiary is restricted and any damage caused by the parent must be compensated./9 If not compensated, the parent and its legal representatives, i.e. the management board and the supervisory board, would be subject to damage claims./10 Under Section 57 of the Joint Stock Company Act (Germany) a German joint stock company may not repay to its shareholders any capital contributed by them. Any payments to shareholders must be made only from company profits as shown in the balance sheet. A prohibited repayment of capital can occur implicitly if a transaction between a company and its shareholder shows a disproportion or incongruity between consideration and performance. This would be the case if there are market prices or rates for the respective consideration and these are not taken into account in the relevant transaction. The legal consequence under the Joint Stock Company Act of any such repayment of capital is that the respective transaction or contract would be legally void, overpayments must be reimbursed and the management board may be subject to damage claims./11 Interest payments on funds loaned to affiliated companies that are either above or below market can, therefore, raise difficult issues under German law and in many cases would be prohibited.

          For these reasons, the June Order authorized the E.ON Nonutility Money Pool to observe the Market Rate Method in setting the interest rate on loans by the pool. The requirement under German law that affiliate transactions be conducted at arm's-length also makes it important that Hibernia pay pool depositors interest at market rates. The June Order, however, would require the administrator of the E.ON Nonutility Money Pool to pay interest to

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     9 Section 311, Joint Stock Company Act.

     10 Section 317, Joint Stock Company Act.

     11 Section 93 III no. 2, Joint Stock Company Act.


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depositors that is the weighted average of the pool investment rate and the rate charged on pool borrowings. Because the investment rate and the rate charged for borrowings from the pool will generally be higher than the rate paid on deposits in a market transaction with an unaffiliated entity, the resulting weighted average rate would also be above market. Legislation recently adopted in the German parliament requires the documentation of all transactions with affiliated companies to substantiate that such transactions are conducted at arm's-length. Operating the E.ON Nonutility Money Pool as currently authorized would cause Hibernia to pay interest at above market rates and would conflict with this legislation.

          Accordingly, E.ON proposes that Hibernia would operate the E.ON Nonutility Money Pool such that market rates would be paid on both sides of the pool transactions. This solution is consistent with the Market Rate Method financing authorization granted by the Commission in the June Order, is fair to the E.ON Group participants in the pool, and is consistent with the requirements of German law.

D.   Rule 54

          Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators, as defined in Section 32(a) of the Act ("EWGs"), or foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. E.ON satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

          As of June 30, 2003, E.ON's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $12.5 billion. This amount is within the authorization granted to E.ON in the June Order. In the June Order, the Commission authorized E.ON to invest up to $25 billion, plus an additional $35 billion from proceeds of divestments, in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). There has been no material change in the facts or circumstances surrounding E.ON's capitalization since the June Order was issued.

          At June 30, 2003, E.ON's common equity as a percentage of capitalization was 53.8%. The common equity ratios of Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"), E.ON's indirect public utility subsidiary companies, as of


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June 30, 2003 were 46.8% and 53.6%, respectively.

          LG&E and KU and their respective customers will not be adversely impacted by the requested relief. The authorization requested in this Application will have no affect on the consolidated capitalization or retained earnings of E.ON, LG&E or KU. The requested authorization will not have a material adverse effect on the financial integrity of the E.ON system, or an adverse impact on E.ON's public-utility subsidiaries, their customers or the ability of the state commissions to protect the utility customers within their respective states.

          E.ON currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the E.ON's system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

E.   Reporting

          Under the June Order E.ON currently provides Rule 24 certificates on a semiannual basis, after the end of E.ON's fiscal year and fiscal second quarter, that report various items of information. E.ON proposes to supplement these semiannual reports with a schedule indicating the companies that are participants in the E.ON Nonutility Money Pool. The schedule would indicate the month-end money pool balance for each participant, showing whether it was a net borrower or depositor in the pool at the end of each month covered by the report. In addition, E.ON would provide Hibernia's year-end balance sheet and income statement in the Rule 24 certificate filed following the end of the year.

                                    * * * * *

Item 6.   Exhibits and Financial Statements

Exhibits

A    Form of E.ON Nonutility Money Pool Agreement.

B    Opinion of Counsel.

C    Past-tense Opinion of Counsel (to be filed under Rule 24).

D    Form of Notice.


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Financial Statements

FS-1 Balance Sheet and Income Statement of Hibernia Industriewerte GmbH as of
     December 31, 2002 (to be filed by amendment).

                                    * * * * *



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                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment No. 1 to their Application to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  December 23, 2003              E.ON AG

                                      By: /s/  Karl-Heinz Feldmann

                                      Name: Karl-Heinz Feldmann
                                      Title: General Counsel

                                      By: /s/ Stefan Hloch

                                      Name:  Stefan Hloch
                                      Title: Treasurer

Date:  December 23, 2003              Hibernia Industriewerte GmbH

                                      By: /s/ Hans Gisbert Ulmke

                                      Name: Hans Gisbert Ulmke
                                      Title: Executive Vice President - Finance

                                      By: /s/ Dr. Michael Bangert

                                      Name:  Dr. Michael Bangert
                                      Title: Vice President - Finance



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